Entrepreneur

Name: William Jay Bennett

Location: California

Background: I spent the last 25 years in TV/FILM and Sports Broadcasting. One of the hardest working multifaceted, free thinking minds. As a writer for the Wayans Bros to Technically Managing 3 NFL Super Bowls, 7 seasons of Major League Baseball and 7 Seasons of NASCAR to becoming a Two Time Emmy Award winner. Although appreciative, awards mean little to me. I champion for those who do not have a voice and that is the best reward.

Facebook: http://facebook.com/plugsby.plugsby

Pitch story

Title of pitch: THE PLUGSBY HOUSE-A Creative Co-Living Community
Short Introduction: "Money never starts an idea; it is the idea that starts the money." - William J. Cameron
Pitch Story: Knowing that there are no limits to greatness, success, work ethic and accountability. I am never content, a fire burns inside me to re-educate humanity to contribute more to it; to be selfless, righteous and trustworthy. I had an idea to bring people together from all walks of life, for unique reasons, to co-live/share with privacy. The choice to interact is theirs to choose. The Plugsby House is an impromptu meeting of the minds, discovery, truth and progression. Behind this wonderful vehicle is a person who is always the first one in, the last one to leave and the one who is up making something better while everyone else sleeps. Why? Because I'd rather fail with nothing left to give and I can say at the end of my life, I used everything you gave me. The Plugsby House has all of the tools necessary to be a successful franchise due to its small footprint, relatively low start-up costs, no need for licensed contractors to build out, can be shipped anywhere in the world economically. Anyone with passion for free-thinking will embrace this platform, students at The University of Southern California and USC itself are looking for housing solutions to support their homeless student population. Well, how about an indoor modular structure with a bedroom, a living room, soft memory foam flooring, free Wifi, flat screen, sofa, throw pillows LED soft lighting, indoor shower, fresh flowers and that's just inside every tent, there is another experience outside of their privacy and that is inspiration and support. All for $25 a day, and all done on the app! cashless & stress free. You design your pod, add your amenities, walk in the building and go straight to your modular pod heaven. If anyone can say "I don't want that.", I am in the wrong business. If not, invest right now.
Pitch Category: Eco-Green

Target market: The PLUGSBY HOUSE has a target audience of 18 and up, all genders, all walks of life, any country. No one is excluded or turned away. Los Angeles natives will be provided alternatives due to extremely high rental and home ownership costs, gaps in rental transitions, gaps in between jobs or no reason at all, if only to just experience what cooperative living represents. World travelers, tourists, businessmen and women or those considering Los Angeles as their new home will have the most affordable, state of the art, one stop shop, creative living environment. 1. Local residents 2. Interstate Relocation 3. International Professionals 4. Tourists 5. Out of State College Students 6. Youth Slumber Parties (any age) 7. Corporate Staff 8. Artists 9. Technical/Creative 10. Low Income 11. Abused Women (free)

Production plan

Production Location: United States
Production Plan: BOOKING: Guest can inquire, contact, book and reserve their PODS online at https://plugsby.com/the-plugsby-house/ , PLUGSBY the APP which will be available in the APP Store and the following affiliates; Travelocity, Orbitz, Hotels.com, Expedia, Booking.com, KAYAK, Priceline, Agoda, AirBnB, Tripadvisor, Trivago, Hipmunk, HomeAway, Hostels.com, Hostelworld, VRBO. PODS: (40) PODTENTS @ www.podtents.com $899.00 EA Production Office POD: (1)Ozark Trail 14-Person 4-Room Base Camp Tent (1) https://www.walmart.com/ip/Ozark-Trail-14-Person-4-Room-Base-Camp-Tent-with-4-Entrances/46271753?athcpid=46271753&athpgid=athenaItemPage&athcgid=null&athznid=collection&athieid=v0&athstid=CS020&athguid=fac08f78-734-1698901910c54c&athena=true Property/The PLUGSBY HOUSE 9,000 SQ FT (Minimum) - Commercial Property, (DTLA, ARTS DISTRICT, LOS FELIZ, ECHO PARK, *CRENSHAW DISTRICT. Construction: Contractor services / Day Laborers Additional Marketing: Clearwater, Facebook, Instagram, Craigslist, LINKEDIN, Web Takeovers, Google, Cheap-O Air and any reputable online outlet available.

Risks and Challenges: These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid. LOCATION. The biggest risk would be a location that is not central to Downtown Los Angeles, Hollywood, West Hollywood, Beverly Hills, Melrose, Studio City. CHALLENGES. The biggest challenge are property owners that do not have an open mind to new forms and types of businesses that have minimal risks and high returns because they have not been exposed to or have researched new Urban Development ideas. PROPERTY. Must be correctly zoned and permitted for high occupancy living and additional construction may be needed to comply with permit and zoning protocols. LEASE. Must be at least two years and binding on both sides. Meaning the owner cannot sell during the lease period. OURSELVES. The biggest challenge to success or the success of a product are the people who have a direct impact on its realization, growth and market dominance. Often times we as businessmen and women allow doubt to saturate our thinking causing us to sabotage ourselves at the moment or point of truth, success, implementation and progression past the conception stage and into production.
Will your bidders have voting rights in the future?: No
Voting rights description: None
Have you failed to comply with SEC reporting requirements now or in the past?: No
Reports failed description: None
Has anyone in your company triggered a security trading bad actor disqualification?: No
Trading disqualification description: None
Does your business have related third party transactions in the last 2 years?: No
Third party transactions description: None
Have the United States Postal Service restrained you due to a scheme for obtaining money through the mail?: No
Postal restraint description: None

Give people faith: Percentage of revenue to fund permanent housing solution for the homeless & research for ground drilling in parts of Africa for water.

Spending plan

Number of current employees including yourself: 3
Percentage of the raise for salaries: 10%
Spending plan description: 50% POD Tents (1/2 Build-up), Furnishings, 2 iMac Laptops, Property Lease Payments, Materials; 10% Salaries; 10% Advertising/Marketing; 2% (2) Electric Bicycles (Optional Guest Entertainment); 9% Fundraising expense; 7% Miscellaneous; 12% Emergency Funds Only
Spending plan of additional investment description: After the 9% fundraising expense on the additional investment funds raised, all additional investment funds would be allocated to Emergency Funds.

Return details

Raising target: $85,000
Raising cap: $107,000
Return type: Ownership
Percentage ownership you plan to offer: 8%
Do you plan to share earnings with bidders: Yes
Share percentage: 8%
When can bidders expect the return: February, 2020
When do you plan to sell or IPO your business: Do Not Plan to sell or IPO
Does the company have any existing securities: No
These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change

of control transaction such as a merger or acquisition; The business is sold or merged;

An initial public offering (IPO); The company goes public.

Company details

Tax year end date: December

Do You Have a Tax ID #: Yes
Full legal name of your company: PLUGSBY, LLC
Company Registration state: California
Legal status of company: LIMITED_LIABILITY_COMPANY
Company Formation date: Nov 26, 2018
Company Street: 2222 1/2 South Raymond Ave
City: Los Angeles
Company State: California
Company zip code: 90007
Date by which the annual report will be posted: April 29
Location where the entrepreneur's annual report will be posted: www.plugsby.com

Financial status

Average sales price: $50.00
Average cost per unit: $30.00
1st year target sales after raised date: $675,000
Yearly sales at the end of last year: $0
Yearly sales at the end of the year before: $0
The cost of sales at the end of last year: $0
The cost of sales at the end of the year before: $0
Existing investment from the founders: $0
Existing investment from other investors: $0
Business expenses at the end of the year before: $0
Business expenses at the end of last year: $0
Short-term debt at the end of last year (due within 12 months): $0
Short-term debt at the end of the year before (due within 12 months): $0
Long-term debt at the end of last year (due later than 12 months): $0
Long-term debt at the end of the year before (due later than 12 months): $0
Cost sales last year: $0
Cost sales the year before: $0
Has your company raised money within the past three years with any Exempt Offering: No
Exempt Offering Description (if any) to include offer date, type of security, amount sold, use of funds, type of exemption(s): None

Owners, Officer, Directors, Investors:
Name: William Jay Bennett
Title: Founding CEO
Date Title Granted: Nov 26, 2018
Has ownership: yes
Ownership: 100%
Description of 3 years recent work experience: PLUGSBY - Los Angeles, CA, June 2018 - Present, Founding CEO, Apple iOS App Development, Urban Development Volt Workforce Solutions – Pasadena, CA, November 2014 – 2018 Freelance Production Manager FOX Sports / 20th Century FOX – Los Angeles, CA, March 2007- November 2014 Manager, Technical Operations WB/CW/Overbrook Entertainment "All of Us"- Universal City, CA, July 2004 – February 2007 Writer's Assistant ABC "My Wife and Kids"- Burbank, CA, July 2000 - March 2004, Staff Writer
Does the company have any existing securities for the business: No
Type of existing securities, if any, and differences between existing securities and securities being offered: None

Regulatory info

Assets last year: $0
Assets the year before: $0
Cash balance last year: $0
Cash balance the year before: $0
Debt Owed last year: $0
Debt Owed the year before: $0
Taxes last year: $0
Taxes the year before: $0
Profit last year: $0

Profit the year before: $0

Financial Situation: As of March 29, 2019, Plugsby, LLC has not incurred any debt. The decision has been made to implement a crowdfunding platform for initial start-up Capital which will jumpstart The Plugsby House. The Plugsby House will retain three full time staff members including myself. Currently, I am working with PodTents to acquire product at a wholesale rate. PodTents is excited and receptive to the concept and application of their product. Additional planned revenue post-launch; Plugsby the App, Slapsby the in App mobile video game, Luvsby the Dating App, Plugsby apparel and numerous other in-App Purchases.

Links

PLUGSBY WEBSITE : http://plugsby.com

Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, William J Bennett certify that the financial statements of PLUGSBY, LLC included in this Form C offering are true and complete in all material respects; and the tax return information of PLUGSBY, LLC included in this Form C reflects accurately the information reported on the tax return for PLUGSBY, LLC filed for the fiscal year(s) ended 2018.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

William Jay Bennett



Founding CEO

APRIL 4, 2019

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.

Plugsby, LLC	
Inception Date Balance Sheet	
as of April 3, 2019	
"UNAUDITED"	
<u>**ASSETS**</u>	
Current Assets	
Cash in the bank	$ 100.00
Accounts Receivable	$ -
Inventory	$ -
Prepaid Expenses	$ -
Other Current Assets	$ -
Total Current Assets	**$100**
Fixed Assets	
Machinery & Equipment	$ 700.00
Furniture and Fixtures	$ -
Building & Land	$ -
Other Fixed Assets	$ -
Total Fixed Assets	**$700**
Intangible Assets	
Patents	$ -
Copyrights	$ -
Trademarks	$ -
Other Intangible Assets	$ -
Total Intangible Assets	**$0**
Total Assets	**$800**
LIABLITIES & OWNERS EQUITY	
Current Liabilities	
Accounts Payable	$ -
Income Taxes Payable	$ 800.00
Salaries Payable	$ -
Notes Payable	$ -
Interest Payable	$ -
Current Portion of Long Term Debt	$ -
Other Current Liabilities	$ -
Total Current Liabilities	**$800**
Long Term Liabilities	
Long-term Loans	$ -
Notes Payable to Stockholders	$ -
Capital Leases	$ -
Other Long Term Liabilities	$ -
Total Long Term Liabilities	**$0**
Owners' Equity/Net Worth	
Invested Capital	$ -
Retained Earnings	$ -
Total Owners' Equity/Net Worth	**$0**
Total Liabilities and Equity/Net Worth	**$800**